Exhibit (a)(5(S)

Financial

1)	Can you remind me of the 2008 financial guidance with a specific focus on the line item guidance?

•	Net sales to be between $1.390 billion and $1.440 billion

•	2009 adjusted EPS to be between $2.59 to $2.67

•	We expect the gross margin to decrease primarily as a result of the full year impact of the Opana ER royalty payment to Penwest and an increase in the rebating for our core products.

•	While we do not provide specific line item guidance let me provide you with some comments on the R&D and SG&A lines for the year

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In 2009 we expect SG&A and R&D to increase primarily as a result of the acquisition of Indevus however this increase will be partially offset by our ongoing cost saving initiatives we discussed earlier this year.

•	We expect our full year adjusted effective tax rate to be approximately 38%, however on a cash-tax basis, we expect to realize a cash tax benefit from the NOL’s we acquired from the IDEV acquisition.

•	As a result of the NOL’s our adjusted tax rate is expected to be approximately 33.6%.

2)	How many years can we expect that you will receive the cash tax benefit from the NOL’s you acquired from Indevus?

•	We will realize a cash tax savings from the NOL’s we acquired from Indevus for the next five years.

•	The benefit will increase slightly in 2010 and then remain constant over the remaining 3 years.

3)	Is the tax rate on the excluded amortization materially different then your overall tax rate?

•	The 2009 projected tax rate on the excluded amortization should be assumed to be in-line with our effective tax rate which is approximately 38%.

4)	Can you tell us how you think about growth in 2010? Do you have an aspirational 3 year growth target you are striving to achieve?

•	While we do have internal revenue targets and growth goals we are not in a position to be providing those goals externally at this point

•	We utilize our internal targets to remain focus on achieving both our near and longer term objectives

•	We are focused on growing revenues for the business and will continue to do that in 2009 and beyond

5)	What do you expect the amortization of intangible expense to be in 2009?

•	We expect amortization expense to be approximately $56 million in 2009

•	This amount is a preliminary amount and may change upon final valuation of the Indevus acquisition

6)	The gross margin quarter over quarter showed improvement yet you had the full quarter impact of the royalty payment to Penwest…why?

•	The gross margin was negatively impacted by the payment of the royalty to Penwest on net sales of Opana

•	This negative impact was offset by product mix

7)	What are your intentions with regard to the convertible debt you have inherited from Indevus?

•	We intend to pay off the convert when it comes due in July of 2009.

8)	How much cash did you pick up in the IDEV deal?

•	Approximately $110 million dollars

9)	Do you intend to pay off the Sanctura Royalty note?

•	We do have the option of redeeming the notes prior to maturity.

•	However, a premium must be paid if the notes are redeemed early.

•	The premium is based on the outstanding principal amount and decreases over time as the notes approach maturity.

•	We will continually evaluate appropriate uses of cash however it is unlikely we would pay off the notes in 2009

10)	How many shares did you repurchase in 2008?

•	17.7 million shares were repurchase in 2008

11)	Can you tell me how you plan to account for Sanctura XR going forward and how it differs from how IDEV accounting for it?

•	While we are still finalizing the accounting treatment for this product we will not include the amortization of previously received milestones payments in the Sanctura XR revenue line as IDEV did

•	We expect to record the royalty revenue we receive from the product at the rate of 12.5% of net sales

•	In addition, it is important to keep in mind that there are minimum royalty payments that we are due from the product which amount to $10 million is 2009.

12)	Can you tell me how much exposure you still have to ARS market and when you anticipate these securities to clear? Do you expect to accept the offer from UBS?

•	At December 31st, the net book value of the auction rate securities was approximately $240MM, approximately $13 million of which was redeemed during the 4th quarter of 2008.

•	As you know we recently signed an agreement with UBS that may allow us to borrow against these auction rate securities

•	We are currently working with UBS on this agreement and do not have any additional updates at this point in time.

13)	Can you tell us whether there will be additional staff changes at the senior level at Endo? Can you provide us an update on the search for a new CFO?

•	The senior management team at Endo is complete with the exception of a new CFO

•	We have a strong senior management team now in place and I am pleased with the performance over the past few months

•	We continue to move ahead and execute against our strategic growth plan

•	We are in the process of interviewing candidates for the CFO position and hope to have it filled shortly.

14)	How should we think about GM for 2009?

•	The adjusted gross margin excluding amortization expense should decline slightly in 2009

•	The decrease is primarily as a result of the full year impact of the royalty payment to Penwest for Opana ER and an increase in the rebates on our core products

15)	Where does the $40 million in projected cost savings come from? Can you give us a progress update on the achieving these savings?

•	We have already made significant progress towards the achievement of this cost savings target based on the termination of certain R&D programs

•	We remain focus on closely examining our cost infrastructure in sales and marketing and will continue to generate further savings towards our objective

•	We will continually evaluate our business to look for ways to operate more efficiently and effectively

16)	What explains the increase in SG&A expense and decrease in R&D expense during 2008? What do you expect in 2009?

•	SG&A increased in 2008 primarily as a result of the addition of the contract sales force that was brought on to launch Voltaren Gel

•	As you know we terminated the development of 2 late stage assets in 2008 that led to a decrease in R&D spend for 2008.

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In 2009 we expect SG&A and R&D to increase primarily as a result of the acquisition of Indevus however this increase will be partially offset by our ongoing cost saving initiatives we discussed earlier this year.

17)	How do you plan to integrate IDEV into Endo’s current business infrastructure?

•	We plan to maintain the 100 person sales team we have acquired from IDEV

•	Our R&D teams will be combined and the Nebido development team will be maintained to ensure the efficient submission and regulatory review of this product

•	We will maintain the manufacturing capabilities behind the Hydron drug deliver technology

•	IDEV was a fairly lean organization and remember this deal was not a synergy driven deal

•	We have made solid progress on integration efforts but believe that the integration of IDEV into Endo will be a quick and efficient process

18)	Do you still plan to buy back stock under the current program?

•	We will continue to evaluate the appropriate uses of our cash however our priorities remain focus on our business development objectives

Business Development

19)	Where will you focus your business development efforts in 2009? When can we expect another deal?

•	The IDEV deal was the first step in a building process we plan to undertake within Endo

•	Our business development efforts in 2009 will focus on late stage and on market products in the areas of pain, oncology, urology and endocrinology

•	While I will not comment on the timing of the next deal we remain committed to our business development efforts to enhance the growth of the business

•	The current economic climate has presented us with numerous attractive opportunities that we evaluate on a regular basis

20)	Where will you focus your business development efforts in 2009? When can we expect another deal?

•	The IDEV deal was the first step in a building process we plan to undertake within Endo

•	Our business development efforts in 2009 will focus on late stage and on market products in the areas of pain, oncology, urology and endocrinology

•	While I will not comment on the timing of the next deal we remain committed to our business development efforts to enhance the growth of the business

21)	Is Endo being position to be sold?

•	It is, of course, the fiduciary duty of the Board to consider any viable offer made to Endo, but Endo currently is uniquely positioned to invest in options that will grow the business

•	We believe we have a strong financial position, a strong, sizable sales force, and exceptional talent that will allow us to execute against our plan to grow the business

•	We believe Endo has a strong future and excellent opportunities for growth as an independent company

Commercial Portfolio

22)	What was the price volume mix of the revenue growth?

•	15% of the growth was driven by volume and 1% was driven by price

23)	What percent of your current commercial business is with government reimbursement?

•	Approximately 30% of our current business is from government reimbursement???

24)	Do you plan to expand/maintain/cut your sales force? What are you intentions with the CSO?

•	We believe that our current Endo sales force is right sized for our product portfolio

•	We also believe that there is the capacity in this sales force and the recently acquired specialty force from Indevus to add addition products

•	As we have stated previously we will continue to evaluate the efficiency and effectiveness of the contract sales force and make decisions accordingly.

25)	Can you explain why TRx growth for Lidoderm was up 4.4% with net sales declining 2%?

•	There was a negative impact due to increased rebates and a slight inventory workdown during the quarter

26)	How do you expect Lidoderm to perform in 2009 given the Rx trends over the past few weeks are showing year over year declines? Will the product continue to grow or decline over the next few years and what specifically are you doing to enhance its growth?

•	Lidoderm remains Endo’s largest product and we continue to support the growth of the product

•	Late in 2008 we initiated a new marketing campaign focused on increasing the awareness of the product for physicians who treat patients with PHN

•	We have seen some early sign of success of the program and hope to see the trend continue throughout 2009

•	Despite the new marketing efforts and our support for the brand Lidoderm is a beginning to mature and the prescriptions trends reflect that maturity

•	We remain focused on supporting the product performance and improving our sales force efficiency around the brand

27)	Can you talk about what you are seeing with regard to the pricing of Lidoderm and how you think about the pricing going forward?

•	Over the past few quarters we have expected to see an impact on pricing as we have executed agreements with a number of managed care organizations

•	The timing of the execution of these agreements has now begun to impact our pricing and we believe it will continue to impact our pricing moving forward

28)	Can you tell us the royalty payment made to Penwest during the quarter?

•	The amount accrued during the 4th quarter will be approximately $4.4 million dollars.

29)	Now that there is a definitive date for which generics will enter the market for Opana how much support will you put behind the product?

•	Opana performed well in 2008 and we expect the product to continue to drive revenue growth in 2009

•	We have enhanced our physician targeting efforts behind Opana ER and enhanced our managed care coverage which we believe will benefit the brand in 2009

•	We remain committed to supporting the growth of Opana

30)	What impact do you think the REMS programs will have on the Opana franchise and when do you expect them to be instituted?

•	It is too early for us to speculate on the potential timing for a broad based REMS program for Opioids

•	We will continue to work with the FDA to ensure the class and specifically Opana ER remains available for appropriate patients

•	As a reminder we do have a REMS program in place for Opana ER that was approved by the FDA

31)	Can you explain the difference in net sales growth for Opana of 76% versus TRx growth of 72%?

•	There was an increase in the rebating levels for the product and the benefit of a price increase taken in March of 2008 for Opana ER

32)	How should we think about Frova moving forward?

•	Historically Frova has grown in excess of the triptan market

•	The triptan market has now been flat for the past few quarters

•	We do expect that the launch of Treximet and the generic entry of Imitrex will affect the growth of Frova

•	We believe that Frova will likely track closer to the market growth moving forward

33)	Do you have any ongoing life cycle management ongoing for Lidoderm or Opana?

•	As we have seen the growth of Lidoderm moderate over the past few quarters we recognize that the product is beginning to mature

•	We continue to evaluate LCM management opportunities and ways we can expand and extend the Lidoderm franchise

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As we evaluate LCM opportunities for our portfolio of currently marketed products we evaluate the investment required to explore these opportunities along with the commercial value as well as the exclusivity period remaining on the asset

34)	Can you discuss the metrics we should utilize to measure the generics business…How many ANDA’s do you have filed and how many development projects do you current have ongoing?

•	Over the past few months we have in-licensed 11 API’s for application in our specialty generics division

•	Endo now has 6 ANDA filings currently under FDA review

•	We are currently working on 15-20 development projects within our specialty generics business.

•	We are developing products internally as well as working with select key external partners to develop generics.

35)	Can you update us on the launch of Voltaren Gel and let us know where you are on the tubes per Rx versus your previously issued guidance that it would be 5 tubes per Rx?

•	While the launch of Voltaren Gel is still at an early stage we are pleased with the launch and it is in line with our expectations

•	The Rx trends are positive and we believe this product is helping to expand the topical pain market

•	We continue to see improvement in the tubes per Rx with a solid increase in both the PCP and specialist prescribing physicians

•	We are focused on continuing to educate physicians and pharmacists on the appropriate tubes per Rx

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At this point in time we remain focus on targeting both the specialists and PCP’s for the product however the specialists are currently prescribing a slightly higher tube per Rx on average versus the PCP’s.

R&D

36)	Do you still believe that Nebido will be filed during the 1st quarter of 2009? What are your thoughts on the timing for approval and potential pricing for the drug?

•	We are confident that Nebido will be filed during the 1st quarter of 2009

•	We anticipate a 6 month review of the product and are hopeful for a potential commercial launch in early 2010

•	We are in the process of evaluating our strategic approach for the pricing of this product but are not in a position to discuss this at this point in time.

37)	When do you expect to launch Valstar?

•	We hope to launch Valstar during the second half of 2009.

•	We believe this projected timing for the launch of the product will allow us the appropriate time for a successful commercial launch of the product

38)	Can you remind us of where Octreotide is in development?

•	Octreotide is currently in Phase III development for accromegley

•	We plan to begin phase II clinical trials for the compound in carcinoid syndrome during the 1st quarter.

39)	Why did you decide to terminate development of the sufentinal patch?

•	As a result of the recent acquisition of Indevus we have expanded our late stage pipeline and changed our R&D priorities

•	The cost of development and the development timeline for this project did not meet our criteria

•	We recently had a very collaborative meeting with the FDA along with our partner Durect

•	Despite that meeting we did not feel as though the development plan for this project fit with our strategic objectives and as a result made the decision to terminate the program

40)	Can you provide us with the financial terms on the deal you announced today with Grunenthal?

•	The deal is comprised of an upfront payment of approximately $34 dollars

•	We also have the potential to pay additional development, regulatory and commercial milestone payments of up to $96 million

•	The product is currently in Phase II development for moderate to moderately severe chronic pain and diabetic peripheral neuropathic

41)	Given the recent regulatory discussion around TRF’s…do you have any work ongoing in TRF for Opana or other formulations?

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Endo recognizes the importance of investing behind activities that will mitigate/minimize the abuse and misuse of opioids; however, as a result of the recent feedback received at a recent FDA advisory committee meeting, we recognize the difficulty in this area

•	We believe that TRF’s for opioids may eventually become a “cost of entry” from both a regulator and payor point of view

•	Endo has investments behind the development of TRF’s and will continue to support these investments

Legal

42)	Do you plan to settle the Opana litigation with Impax now that you have settled with Actavis?

•	While we would not comment on ongoing litigation with regard to Impax we will continue to do what is best for the business

•	The settlement with Actavis granted the right for Actavis to enter the market for the 7.5mg and 15mg dosage strengths on July 15th 2011

•	We continue to pursue litigation against Actavis and the other generic challengers but do not have additional comments on this ongoing litigation [Caroline ok?]

43)	Can you tell us your plans for the 192 patent for Opana?

•	We have appealed the recent rejection of the 192 patent

•	We may have additional information on the patent by the end of 2009

44)	Can you tell us about the recent lawsuit in Texas by LecTec against Endo regarding Lidoderm?

•	We have answered this complaint and intend to vigorously defend ourselves in this case. We do not have any further information at this time.

45)	Can you tell us if you have received a PIV filing for Lidoderm?

•	Endo has not received a notification of a PIV certification for Lidoderm at this point in time

46)	Can you give us an update on the ongoing investigation into Lidoderm?

•	Endo continues to cooperate with the OIG and US Attorney’s Office.

•	We will not comment further at this point in time.

IMPORTANT INFORMATION

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. Endo Pharmaceuticals Holdings Inc. (“Endo”) has filed a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Indevus Pharmaceuticals, Inc. (“Indevus”) has filed a solicitation/recommendation statement with respect to the tender offer. Investors and Indevus shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they contain important information. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, are available at no charge on the Securities and Exchange Commission’s website at www.sec.gov. In addition, copies of these documents and other filings containing information about Indevus and the transaction can be obtained by all Indevus stockholders, without charge, by directing a request to Indevus Pharmaceuticals, Inc., Attention: General Counsel, 33 Hayden Avenue, Lexington, Massachusetts 02421-7966, by telephone at (781) 861-8444 or on Indevus’ website, www.indevus.com.